August 17, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Tower Group, Inc. Form 10-K for the Period Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2009 File No. 000-50990
Dear Mr. Rosenberg:
On behalf of Tower Group, Inc. (the “Company” or the “Issuer”), we are providing this letter to you in response to your letter, dated August 4, 2009, received from the staff of the United States Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s (i) Annual Report on Form 10-K for the period ended December 31, 2008 (“the 2008 10-K”) and, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “first quarter 2009 10-Q.”)
In regard to your specific questions, we have set forth the Staff’s comments below followed by the Company’s responses.
Form 10-K for the Period Ended December 31, 2008
Consolidated Financial Statements
Note 5—Fair Value Measurements, page F-20
1.	Please revise your disclosure to discuss the extent to which, and how, the information is obtained from the brokers or pricing services and used in developing the fair value measurements in the consolidated financial statements including:
a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and,

d.	The amount of investments fair valued at binding broker quotes versus non-binding quotes.
Management’s Response: The Company intends to modify its future filings under the Securities Exchange Act of 1934, as amended (the “1934 Act”), beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2009 to revise its disclosure under “Item 1—Financial Statements” to include disclosure similar to that set forth below. The following language reflects how such disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 on page F-20.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

Note 5— Fair Value Measurements
On January 1, 2008, the Company adopted SFAS No. 157 regarding fair value measurements. The valuation technique used to measure the fair value of financial instruments is the market approach which uses prices and other relevant information generated by market transactions involving identical or comparable assets.
SFAS No. 157 establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded, including during periods of market disruption, and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy and those investments included in each are as follows:
Level 1 —Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. Included are those investments traded on an active exchange, such as the NASDAQ Global Select Market.
Level 2 —Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs. Included are investments in U.S. Treasury securities and obligations of U.S. government agencies, together with municipal bonds, corporate debt securities, commercial mortgage and asset-backed securities, certain residential mortgage-backed securities that are generally investment grade and certain equity securities.
Level 3 —Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement. Material assumptions and factors considered in pricing investment securities may include projected cash flows, collateral performance including delinquencies, defaults and recoveries, and any market clearing activity or liquidity circumstances in the security or similar securities that may have occurred since the prior pricing period. Included in this valuation methodology are investments in certain mortgage-backed and asset-backed securities.
The availability of observable inputs varies and is affected by a wide variety of factors. When the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment. The degree of judgment exercised by management in determining fair value is greatest for investments categorized as Level 3. For investments in this category, the Company considers prices and inputs that are current as of the measurement date. In periods of market dislocation, as characterized by current market conditions, the observability of prices and inputs may be reduced for many instruments. This condition could cause a security to be reclassified between levels.
~~During most of 2008, certain securities, primarily non-agency mortgage-backed and asset-backed securities, were either not traded or very thinly traded due to concerns in the securities market. As a result, prices from independent third party pricing services, broker quotes or other observable inputs were not always available, or, in the case of certain broker quotes, were non-binding. Therefore, the fair values of these securities were estimated using a model to develop a security price using future cash flow expectations that were developed based on collateral composition and performance and discounted at an estimated market rate (including estimated risk and liquidity premiums) taking into account estimates of the rate of future prepayments, current credit spreads, credit subordination~~
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

~~protection, mortgage origination year, default rates, benchmark yields and time to maturity. For certain securities, broker quotes were available and these were also considered in determining the appropriateness of the developed security price.~~
As at December 31, 2008, the Company’s investments are allocated among pricing input levels as follows:

($ in thousands)	Level 1	Level 2	Level 3	Total
Fixed-maturity investments
U.S. Treasury securities	$—	$27,006	$—	$27,006
U.S. Agency securities	—	399	—	399
Municipal bonds	—	179,948	—	179,948
Corporate and other bonds	—	186,975	—	186,975
Commercial mortgage-backed securities	—	25,940	5,595	31,535
Residential mortgage-backed securities
Agency	—	72,179	—	72,179
Non-agency	—	15,720	8,595	24,315
Asset-backed securities	—	3,907	3,895	7,802

Total fixed maturities	—	512,074	18,085	530,159
Equity investments	5,134	5,680	—	10,814

Total	$5,134	$517,754	$18,085	$540,973

The fair values of the Company’s fixed maturity and equity investments are determined by management after taking into consideration available sources of data. Management believes, at times, that pricing sources use unrealistically low prices based on trades in inactive or distressed markets. The Company considers various factors that may indicate an inactive market, including levels of activity, source and timeliness of quotes, abnormal liquidity risk premiums, unusually wide bid-ask spreads, and lack of correlation between fair value of assets and relevant indices. If management believes that the price provided from the pricing source is distressed, the Company will use a valuation method that reflects an orderly transaction between market participants, generally a discounted cash flow method that incorporates relevant interest rate, risk and liquidity factors.
Approximately 99% of the portfolio valuations classified as Level 1 or Level 2 in the above table are priced exclusively by utilizing the services of one independent pricing service that provides the Company with one price quote for each security. The remaining 1% of the portfolio valuations represents non-binding broker quotes. The Company has not made any adjustments to the prices obtained from the independent pricing sources and dealers on securities classified as Level 1 or Level 2.
The Level 3 classified securities in the table above consist of primarily non-agency mortgage-backed and asset-backed securities that were either not traded or very thinly traded due to concerns in the securities market. Management, in conjunction with its outside portfolio manager, has considered the various factors that may indicate an inactive market and has concluded that prices provided by the pricing source represent an inactive or distressed market. As a result, prices from independent third party pricing services, broker quotes or other observable inputs were not always available or were deemed unrealistically low, or, in the case of certain broker quotes, were non-binding. Therefore, the fair values of these securities were determined using a model to develop a security price using future cash flow expectations that were developed based on collateral composition and performance and discounted at an estimated market rate (including estimated risk and liquidity premiums) taking into account estimates of the rate of future prepayments, current credit spreads, credit subordination protection, mortgage origination year, default rates, benchmark yields and time to maturity. For certain securities, non-binding broker quotes were available and these were also considered in determining the appropriateness of the security price.
The Company’s use of Level 3 “unobservable inputs” included 60 securities ($18.1 million) and accounted for approximately 3.3% of total investments and 1.2% of total assets at December 31, 2008.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

The Company has reviewed the pricing techniques and methodologies of the independent pricing sources and believes that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. The Company monitors security-specific valuation trends and discusses material changes or the absence of expected changes with the pricing sources to understand the underlying factors and inputs and to validate the reasonableness of pricing.
The following table summarizes changes in Level 3 assets measured at fair value for the year ended December 31, 2008:

($ in thousands)
Beginning balance	$—
Total gains (losses)-realized / unrealized Included in net income	(12,290)
Included in other comprehensive income (loss)	2,945
Purchases, issuances and settlements	(3,627)
Net transfers into (out of) Level 3	31,057

Ending balance	$18,085

Note 4—Investments
Impairment Review, page F-17
2.	Please revise your discussion to describe the specific circumstances giving rise to other-than-temporary impairment losses recognized during the periods presented. Your discussion should highlight the circumstances that occurred during the period you recognized impairment to support why earlier recognition was unnecessary.
Management’s Response: The Company intends to modify its future filings under the 1934 Act, beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2009, to revise its disclosure under “Item 1—Financial Statements” to include disclosure similar to that set forth below. The following language reflects how such disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 on page F-17.
Impairment Review
The Company regularly reviews its fixed-maturity and equity investment portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. In evaluating potential impairment, management considers, among other criteria: (i) the overall financial condition of the issuer, (ii) the current fair value compared to amortized cost or cost, as appropriate; (iii) the length of time the security’s fair value has been below amortized cost or cost; (iv) specific credit issues related to the issuer such as changes in credit rating, reduction or elimination of dividends or non-payment of scheduled interest payments; (v) management’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value to cost; (vi) specific cash flow estimations for certain mortgage-backed securities; and (vii) current economic conditions. If an other-than-temporary impairment loss is determined, it is recorded in the statement of income as net realized losses on investments and results in a permanent reduction of the cost basis of the underlying investment. The determination of OTTI is a subjective process and different judgments and assumptions could affect the timing of loss realization.
The Company’s commercial mortgage-backed (“CMBS”), non-agency residential mortgage-backed (“RMBS”) and asset-backed securities (“ABS”) represent our largest unrealized loss position as of December 31, 2008.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

The non-agency RMBS include securities with underlying prime mortgages. Sub-prime and Alt-A mortgages are included in ABS. The Company analyzes its RMBS on a periodic basis using default loss models based on the performance of the underlying loans. Performance metrics include delinquencies, defaults, foreclosures, prepayment speeds and cumulative losses incurred. The expected losses for a mortgage pool are compared to the break-even loss, which represents the point at which the Company’s tranche begins to experience losses. The timing of projected cash flows on these securities has changed as economic conditions have prevented the underlying borrowers from refinancing the mortgages underlying these securities, thereby reducing the amount of projected prepayments. Additionally, within the non-agency RMBS holdings, the estimated cash flows have continued to decline over the past several months. This is primarily attributable to the continued decline in home prices, which is a critical factor impacting future projected losses. As a result, the default and loss severity estimates have risen based on these home price change estimates. In 2008 and 2007, the Company recorded $16.6 million and $4.4 million, respectively, of OTTI related to non-agency RMBS. The OTTI charges are recognized and recorded in the period when there are adverse changes in cash flows, which the Company tests on a quarterly basis.
The Company’s CMBS are evaluated on a periodic basis using analytical techniques and various metrics including the level of subordination, debt-service-coverage ratios, loan-to-value ratios, delinquencies, defaults and foreclosures. Specifically, within the CMBS holdings, the estimated cash flows have continued to decline over the past several months, similar to RMBS. The primary driver of this increase has been an almost tripling of delinquencies from 0.5% in early 2008 to approximately 1.5% by year end 2008, even though the absolute levels are still low. Additionally, the lack of financing in the CMBS market and decline in real estate values is resulting in higher longer term projected losses due to the increase in refinancing risk of commercial loans upon the balloon dates. In 2008, the Company recorded $0.3 million of OTTI related to CMBS. The OTTI charges are recognized and recorded in the period when there are adverse changes in cash flows, which the Company tests on a quarterly basis.
In 2008, the Company recorded $3.3 million of OTTI related to three Lehman Brothers Holding, Inc. bonds when Lehman declared bankruptcy. Prior to this event, the Company weighed the existing evidence and concluded that it had no basis to consider OTTI on these bonds at any earlier time.
Prior to the fourth quarter of 2007, the Company’s unrealized loss position for equity securities was primarily due to its investment in seven real estate investment trusts (“REITs”) that had been in an unrealized loss position for less than six months. In the fourth quarter of 2007, based on the factors that existed at that time, the Company did not believe that these REITs would recover their unrealized losses in the foreseeable future and recorded an OTTI impairment write-down of $5.2 million in the fourth quarter of 2007 and a further write-down of $2.4 million in the first quarter of 2008. These securities were sold in the second quarter of 2008 and the Company recorded a realized gain of $70,000, after considering the OTTI previously recorded.
~~In reviewing specific cash flow estimations for certain mortgage-backed securities (other than those of high credit quality or sufficiently collateralized to ensure that the possibility of credit loss is remote), management follows the guidance of FSP EITF 99-20-1. Accordingly, on a quarterly basis, if significant changes in estimated cash flows compared with the cash flows previously estimated occur due to actual prepayment and credit loss experience, and the present value of the revised cash flow is significantly less than the present value previously estimated, an other-than-temporary impairment (“OTTI”) is deemed to have occurred. OTTI losses are recorded in the statement of income as net realized losses on investments and result in a permanent reduction of the cost basis of the underlying investment. The determination of OTTI is a subjective process and different judgments and assumptions could affect the timing of loss realization.~~
The following table shows the number and amount of fixed-maturity and equity securities that the Company determined were OTTI for the years ended December 31, 2008, 2007 and 2006. This resulted in recording
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com impairment write-downs as part of net realized gains (losses) on investments indicated, and reduced the unrealized loss in other comprehensive loss.

	2008		2007		2006
($ in thousands)	No.	Amount	No.	Amount	No.	Amount

Corporate and other bonds	3	$(3,276)	2	$(457)	—	$—
Commercial mortgage-backed securities	1	(338)	—	—	—	—
Residential mortgage-backed securities	17	(14,107)	22	(4,422)	—	—
Asset-backed securities	3	(2,494)	—	—	—	—
Equity securities	7	(2,436)	7	(5,215)	—	—

Total	31	$(22,651)	31	$(10,094)	—	$—

3.	You state on page F-19 that you consider magnitude of the unrealized losses, the nature of the investment, and management’s intent and ability to retain the investment till recovery in assessing the impairment of your fixed maturity investments. You also state that market disruption caused by temporary market conditions resulted in unrealized equity investment losses. Since these explanations are vague and do not clearly explain why you believe these unrealized losses to be temporary, please expand your discussion. Where applicable, describe how the estimated cash flows have been changing on the quarterly basis and the factors contributing to the change. You may also discuss whether you have received all required periodic payments under temporarily impaired fixed maturity securities to support your belief that those unrealized losses are temporary. Also provide a similar discussion for the quarterly period ended March 31, 2009.
Management’s Response: The Company intends to modify its future filings under the 1934 Act, beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2009 to revise its disclosure under “Item 1—Financial Statements” to include disclosure similar to that set forth below. The following language reflects how such disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 on page F-19.
Annual Report on Form 10-K
for the year ended December 31, 2008
There were 417 securities at December 31, 2008 that accounted for the gross unrealized losses, none of which is deemed by the Company to be OTTI. ~~Significant factors influencing the Company’s determination that unrealized losses were temporary included the magnitude of the unrealized losses in relation to each securities’ cost, the nature of the investment and management’s intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery of fair value to the Company’s cost basis.~~ Temporary losses on investments result primarily from market illiquidity and market dislocation during 2008. The corporate bonds that had significant unrealized losses were primarily due to the significant yield spread widening that occurred within these securities due to market fears and a decline in financing options for many companies. There have been some ratings downgrades within these bonds due to the weak economic environment. However, after analyzing the credit quality, balance sheet strength and company outlook, management believes these securities will recover in value when liquidity and the economy improve. The structured securities that had significant unrealized losses resulted from continuing declines in home prices. However, the decline in home prices have not adversely affected cash flows on these securities. To the extent cash flows on structured securities change adversely, they would be considered OTTI and an impairment loss would be recognized. The Company considered all relevant factors, including expected recoverability of cash flows, in assessing whether the loss was other than temporary. The Company has the intent and ability to retain these investments for a period of time sufficient to allow for anticipated recovery of fair value to the Company’s cost basis.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

For all securities in an unrealized loss position at December 31, the Company has received all contractual interest payments (and principal if applicable). Based on the continuing receipt of cash flow and the foregoing analyses, the Company expects continued timely payments of principal and interest and considers the losses to be temporary.

	Less than 12 Months			12 Months or Longer			Total
($ in thousands)	No.	Fair Value	Unrealized Losses	No.	Fair Value	Unrealized Losses	No.	Fair Value	Unrealized Losses
December 31, 2008
Municipal bonds	53	$49,879	$(2,485)	1	$371	$(166)	54	$50,250	$(2,651)
Corporate and other bonds
Finance	55	42,007	(6,003)	38	20,575	(4,173)	93	62,582	(10,176)
Industrial	110	72,787	(7,740)	32	17,701	(5,639)	142	90,488	(13,379)
Utilities	5	1,974	(205)	2	446	(204)	7	2,420	(409)
Commercial mortgage-backed securities	15	13,997	(4,399)	22	16,431	(16,626)	37	30,427	(21,026)
Residential mortgage- backed securities
Agency backed	6	3,408	(16)	1	582	(20)	7	3,990	(36)
Non-agency backed	32	12,676	(3,536)	16	9,953	(3,594)	48	22,629	(7,130)
Asset-backed securities	20	6,481	(2,652)	2	552	(49)	22	7,032	(2,701)

Total fixed maturity securities	296	203,208	(27,036)	114	66,610	(30,472)	410	269,818	(57,508)
Preferred stocks	—	—	—	6	3,694	(1,857)	6	3,694	(1,857)
Common stocks	1	1,440	(60)	—	—	—	1	1,440	(60)

Total	297	$204,648	$(27,096)	120	$70,304	$(32,329)	417	$274,952	$(59,425)

December 31, 2007
Municipal bonds	14	$11,614	$(78)	6	$7,272	$(24)	20	$18,886	$(102)
Corporate and other bonds
Finance	37	36,117	(1,361)	16	12,844	(502)	53	48,961	(1,863)
Industrial	56	41,536	(1,770)	15	11,785	(317)	71	53,321	(2,087)
Utilities	4	616	(34)	—	—	—	4	616	(34)
Commercial mortgage-backed securities	21	24,146	(5,015)	4	8,325	(162)	25	32,471	(5,177)
Residential mortgage-backed securities
Agency backed	6	4,580	(43)	13	28,529	(363)	19	33,109	(406)
Non-agency backed	17	13,850	(2,478)	17	17,667	(2,370)	34	31,517	(4,848)
Asset-backed securities	3	2,898	(573)	—	—	—	3	2,898	(573)

Total fixed maturity securities	158	135,357	(11,352)	71	86,422	(3,738)	229	221,779	(15,090)
Preferred stocks	5	3,702	(1,849)	—	—	—	5	3,702	(1,849)

Total	163	$139,059	$(13,201)	71	$86,422	$(3,738)	234	$225,481	$(16,939)

The unrealized position associated with the fixed maturity portfolio included $57.5 million in gross unrealized losses, consisting of asset-backed and mortgage-backed securities representing 53.7%, corporate bonds representing 41.7% and municipal bonds representing 4.6% of the total. The total fixed maturity portfolio of gross unrealized losses included 410 securities that were, in aggregate, approximately 17.6% below amortized cost. Of the 410 investments evaluated, 114 have been in an unrealized loss position for more than 12 months. The total unrealized loss on these 114 investments at December 31, 2008 was $30.5 million. The Company does not consider these investments to be other-than-temporarily impaired.
The unrealized losses on the Company’s investments in preferred securities were primarily due to the market disruption caused by temporary market conditions. The Company evaluated all six preferred securities that were in an unrealized loss position as of December 31, 2008. These securities have been in an unrealized loss position for a period ranging from 18 to 23 months. The severity of the impairment in relation to the carrying amounts of preferred stock is between 27% to 32% for five of these securities, while the remaining security is impaired by 61%. The Company has the ability and the intent to hold these investments until a recovery of fair value. The Company does not consider these investments to be other-than-temporarily impaired.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

The following tables stratify, by securitized assets and all other assets, ~~the length of time~~ the gross unrealized losses in our portfolio at December 31, 2008, by duration in a loss position and magnitude of the loss as a percentage of the cost of the security.

	Securitized Assets
		Total Gross	Decline of Investment Value
	Fair	Unrealized	>15%		>25%		>50%
($ in thousands)	Value	Losses	No.	Amount	No.	Amount	No.	Amount

Unrealized loss for less than 6 months	$6,265	$(697)	3	$(487)	1	$(60)	1	$(14)
Unrealized loss for over 6 months	23,041	(6,193)	6	(1,096)	11	(2,952)	2	(1,412)
Unrealized loss for over 12 months	11,454	(6,928)	2	(704)	7	(1,839)	6	(4,162)
Unrealized loss for over 18 months	13,939	(14,003)	1	(337)	2	(2,625)	13	(10,949)
Unrealized loss for over 2 years	9,380	(3,072)	5	(926)	3	(912)	2	(859)

Total	$64,079	$(30,893)	17	$(3,550)	24	$(8,387)	24	$(17,397)

	All Other Assets
		Total Gross	Decline of Investment Value
	Fair	Unrealized	>15%		>25%		>50%
($ in thousands)	Value	Losses	No.	Amount	No.	Amount	No.	Amount

Unrealized loss for less than 6 months	$39,943	$(1,969)	5	$(312)	1	$(18)	—	$—
Unrealized loss for over 6 months	115,093	(11,967)	21	(2,889)	17	(3,662)	1	(254)
Unrealized loss for over 12 months	18,176	(5,646)	5	(681)	9	(2,924)	2	(1,420)
Unrealized loss for over 18 months	28,357	(8,249)	11	(1,542)	21	(5,607)	1	(307)
Unrealized loss for over 2 years	9,304	(701)	2	(242)	—	—	—	—

Total	$210,874	$(28,532)	44	$(5,666)	48	$(12,211)	4	$(1,980)

The Company evaluated the severity of the impairment in relation to the carrying amount for the securities referred to above and found it to be between 0.01% and 82%. The Company considered all relevant factors particularly the length of time the fair value has been below cost and specific credit issues related to the issuer or collateral, in assessing whether the loss was other-than-temporary. The Company also considered its ability and intent to hold these investments until there is a recovery of fair value to the Company’s original cost basis, which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

Quarterly Report on Form 10-Q
for the Three Months Ended March 31, 2009
Unrealized Losses
There were 584 securities at March 31, 2009 that accounted for the gross unrealized losses, none of which is deemed by the Company to be OTTI. ~~Significant factors influencing the Company’s determination that unrealized losses were temporary included the magnitude of the unrealized losses in relation to each securities’ cost, the nature of the investment and management’s intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery of fair value to the Company’s cost basis.~~ Temporary losses on investments result primarily from market illiquidity and market dislocation during 2008 and 2009. The corporate bonds that had significant unrealized losses were primarily due to the significant yield spread widening that occurred within these securities due to market fears and a decline in financing options for many companies. There have been some ratings downgrades within these bonds due to the weak economic environment. However, after analyzing the credit quality, balance sheet strength and company outlook, management believes these securities will recover in value when liquidity and the economy improve. The structured securities that had significant unrealized losses resulted from continuing declines in home prices. However, the decline in home prices have not adversely affected cash flows on these securities. To the extent cash flows on structured securities change adversely, they would be considered OTTI and an impairment loss would be recognized. The Company considered all relevant factors, including expected recoverability of cash flows, in assessing whether the loss was other than temporary. The Company has the intent and ability to retain these investments for a period of time sufficient to allow for anticipated recovery of fair value to the Company’s cost basis.
For all securities in an unrealized loss position at March 31, the Company has received all contractual interest payments (and principal if applicable). Based on the continuing receipt of cash flow and the foregoing analyses, the Company expects continued timely payments of principal and interest and considers the losses to be temporary.
The following table presents information regarding the Company’s invested assets that were in an unrealized loss position at March 31, 2009 and December 31, 2008 by amount of time in a continuous unrealized loss position.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

	Less than 12 Months			12 Months or Longer			Total
($ in thousands)	No.	Fair Value	Unrealized Losses	No.	Fair Value	Unrealized Losses	No.	Aggregate Fair Value	Unrealized Losses

March 31, 2009
U.S. Agency securities	4	$220	$(3)	1	$976	$(35)	5	$1,196	$(37)
Municipal bonds	61	78,436	(880)	16	13,506	(907)	77	91,942	(1,787)
Corporate and other bonds
Finance	109	60,201	(9,039)	47	27,969	(9,689)	156	88,170	(18,728)
Industrial	101	74,798	(4,398)	56	34,139	(6,516)	157	108,937	(10,914)
Utilities	15	10,787	(242)	8	3,550	(321)	23	14,336	(563)
Commercial mortgage—backed securites	34	39,689	(4,939)	26	16,014	(19,929)	60	55,703	(24,867)
Residential mortgage—backed securites
Agency backed	9	4,274	(11)	5	4,741	(15)	14	9,016	(26)
Non-agency backed	24	5,673	(3,295)	25	14,154	(7,199)	49	19,828	(10,494)
Asset-backed securities	12	3,749	(869)	13	4,915	(3,204)	25	8,664	(4,073)

Total fixed maturity securities	369	277,828	(23,674)	197	119,965	(47,815)	566	397,792	(71,489)
Preferred stocks	8	6,813	(467)	6	2,853	(2,698)	14	9,666	(3,165)
Common stocks	4	43	(120)	—	—	—	4	43	(120)

Total	381	$284,684	$(24,262)	203	122,818	(50,513)	584	$407,501	$(74,775)

December 31, 2008
Municipal bonds	53	$49,879	$(2,485)	1	$371	$(166)	54	$50,250	$(2,651)
Corporate and other bonds
Finance	55	42,007	(6,003)	38	20,575	(4,173)	93	62,582	(10,176)
Industrial	110	72,787	(7,740)	32	17,701	(5,639)	142	90,488	(13,379)
Utilities	5	1,974	(205)	2	446	(204)	7	2,420	(409)
Commercial mortgage—backed securites	15	13,997	(4,399)	22	16,431	(16,626)	37	30,427	(21,026)
Residential mortgage—backed securites
Agency backed	6	3,408	(16)	1	582	(20)	7	3,990	(36)
Non-agency backed	32	12,676	(3,536)	16	9,953	(3,594)	48	22,629	(7,130)
Asset-backed securities	20	6,481	(2,652)	2	552	(49)	22	7,032	(2,701)

Total fixed maturity securities	296	203,208	(27,037)	114	66,610	(30,472)	410	269,818	(57,508)
Preferred stocks	—	—	—	6	3,694	(1,857)	6	3,694	(1,857)
Common stocks	1	1,440	(60)	—	—	—	1	1,440	(60)

Total	297	$204,648	$(27,096)	120	$70,304	$(32,329)	417	$274,952	$(59,424)

The unrealized position associated with the fixed maturity portfolio included $71.5 million in gross unrealized losses, consisting of asset-backed and mortgage—backed securities representing 55%, corporate bonds representing 42% and municipal bonds representing 2% of the total fixed maturity portfolio. The total fixed maturity portfolio of gross unrealized losses included 566 securities that were, in aggregate, approximately 15% below amortized cost. Of the 566 investments evaluated, 197 have been in an unrealized loss position for more than 12 months. The total unrealized loss on these 197 investments at March 31, 2009 was $47.8 million. The Company does not consider these investments to be other-than-temporarily impaired.
The unrealized losses on the Company’s investments in preferred securities were primarily due to the market disruption caused by temporary market conditions. The Company evaluated all 14 preferred securities that were in an unrealized loss position as of March 31, 2009. These securities have been in an unrealized loss position for a period ranging from 1 to 46 months. The severity of the impairment in relation to the carrying amounts of preferred
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com stock ranged from 31% to 72% for five of these securities. The Company does not consider these investments to be other-than-temporarily impaired.
The following tables stratify by securitized assets and all other assets, ~~the length of time~~ the gross unrealized losses in the Company’s portfolio at March 31, 2009, by duration in a loss position and magnitude of the loss as a percentage of the cost of the security.

	Securitized Assets
		Total Gross	Decline of Investment Value
	Fair	Unrealized	>15%		>25%		>50%
($ in thousands)	Value	Losses	No.	Amount	No.	Amount	No.	Amount

Unrealized loss for less than 6 months	$44,103	$(3,867)	3	$(839)	4	$(109)	3	$(168)
Unrealized loss for over 6 months	11,532	(4,202)	1	(77)	11	(3,119)	4	(668)
Unrealized loss for over 12 months	17,248	(10,220)	4	(670)	16	(4,245)	6	(4,535)
Unrealized loss for over 18 months	9,863	(12,383)	1	(324)	3	(2,419)	13	(9,613)
Unrealized loss for over 2 years	10,464	(8,788)	1	(268)	7	(1,621)	10	(6,610)

	$93,211	$(39,460)	10	$(2,178)	41	$(11,513)	36	$(21,594)

	All Other Assets
		Total Gross	Decline of Investment Value
	Fair	Unrealized	>15%		>25%		>50%
($ in thousands)	Value	Losses	No.	Amount	No.	Amount	No.	Amount

Unrealized loss for less than 6 months	$176,410	$(7,578)	21	$(1,381)	14	$(2,207)	3	$(112)
Unrealized loss for over 6 months	49,356	(6,705)	10	(676)	7	(1,566)	4	(2,210)
Unrealized loss for over 12 months	49,848	(10,141)	8	(994)	10	(4,862)	5	(1,644)
Unrealized loss for over 18 months	19,112	(4,535)	5	(529)	13	(2,899)	2	(390)
Unrealized loss for over 2 years	19,564	(6,357)	1	(98)	11	(3,169)	3	(2,276)

	$314,290	$(35,314)	45	$(3,678)	55	$(14,703)	17	$(6,632)

The Company evaluated the severity of the impairment in relation to the carrying amount for the securities referred to above and found it to be between 1% and 87%. The Company considered all relevant factors in assessing whether the loss was other-than-temporary. The Company does not intend to sell its fixed maturity securities and it is not more likely than not that the Company will be required to sell these investments until there is a recovery of fair value to the Company’s original cost basis, which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired.
4.	You realized $7.1 million losses from the sale and maturity of securities during 2008. Please tell us the facts and circumstances giving rise to the loss and the sale, and why that sale does not contradict your previous assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value.
Management’s Response: The Company intends to modify its future filings under the 1934 Act, beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2009, to revise its disclosure under “Item 1—Financial Statements” to include disclosure similar to that set forth below. In reviewing the supporting analysis for this disclosure on page F-17, a computational mistake was identified. The following reflects how such disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 on page F-17.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

($ in thousands)	2008	2007	2006

Fixed-maturity securities
Gross realized gains	$7,322	$3,189	$368
Gross realized losses	(918)	(599)	(452)

	6,404	2,590	(84)

Equity securities
Gross realized gains	1,968	1,324	96
Gross realized losses	(75)	(11,331)	—

	1,893	(10,007)	96

Other-than-temporary losses
Fixed-maturity securities	(20,215)	(4,879)	—
Equity securities	(2,436)	(5,215)	—

	(22,651)	(10,094)	—

Net realized gain (losses)	$(14,354)	$(17,511)	$12

The error was caused by misreading a report from our investment manager. That report did not clearly delineate other-than-temporary losses from other realized losses. We have requested that our investment manager provide greater transparency in this report so that the necessary disclosures can be prepared and reviewed more readily. This error had no impact on net income, only a misclassification within the footnote.
In addition, the Company intends to modify its disclosure to include the following paragraph:
The Company may dispose of a particular security due to significant changes in economic facts and circumstances related to the invested asset, arising since the Company’s last analysis of facts that had supported the Company’s intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis as of the prior reporting period. These transactions have been infrequent and the realized losses were immaterial.
Form 10-Q for the quarterly period ended March 31, 2009
Consolidated Statements of Cash Flows
5.	For 2009 on the cash flow statement you adjusted cash at the beginning of the period by the amount of cash acquired in the acquisitions of CastlePoint and Hermitage in February. Explain how this presentation complies with FAS 95 or revise as necessary to show the cash acquired net of the cash paid to acquire the companies as an investing activity.
Management’s Response: The Company revised its presentation of the acquisitions of CastlePoint and Hermitage, as suggested, in its Quarterly report on Form 10-Q for the quarterly period ended June 30, 2009 under “Item 1—Financial Statements”. The following was included in Note 2 to explain the change in presentation from the first quarter 2009 10-Q.
Statement of Cash Flow

The Company revised cash and cash equivalents for the beginning of the period in the Consolidated Statements of Cash Flows presented at June 30, 2009 to $136.3 million compared to $532.1 million which was presented at March 31, 2009. The change resulted from the presentation of the cash and cash equivalents acquired as a result of the CastlePoint and Hermitage acquisitions. The current presentation shows the cash acquired or disbursed for each of the acquisitions as investing activities, net of the cash
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com acquired related to those acquisitions, compared to adjusting the Company’s beginning of period cash and cash equivalents and presenting the gross cash outflows for each of the acquisitions. The effect of this change produces cash received from acquisitions totaling $200.4 million, compared to cash invested in acquisitions of $195.4 million, with a corresponding reduction of opening cash shown in the statement of cash flow.
The Company believes correcting for this presentation in the second quarter Statement of Cash Flows with attendant disclosures is an appropriate approach.
The Company has also revised its presentation of the acquisitions of CastlePoint and Hermitage, as suggested. The relevant sections of the Statement of Cash Flows below show how the revised presentation would have appeared in the first quarter 2009 10-Q.

	Three Months Ended
	March 31,
($ in thousands)	2009	2008

Cash flows provided by (used in) investing activities:
Cash acquired from acquisition of CastlePoint	$242,338	$—
Acquisition of Hermitage, net of cash acquired	(42,218)	—
Purchase of fixed assets	(4,421)	(4,426)
Purchase — fixed-maturity securities	(148,153)	(115,565)
Sale or maturity — fixed-maturity securities	40,051	122,363
Sale — equity securities	28,631	—

Net cash flows provided by (used in) investing activities	116,228	2,372

Increase (decrease) in cash and cash equivalents	168,127	15,760
Cash and cash equivalents, beginning of period	136,523	77,679

Cash and cash equivalents, end of period	$304,650	$93,439

Management has discussed the contents of this response letter with the Audit Committee of the Company’s Board of Directors and with Johnson Lambert & Co. LLP, the Company’s independent registered public accounting firm, and both the Audit Committee and Johnson Lambert & Co. LLP concur with management’s conclusions regarding the prospective changes in disclosures discussed above.
The Company will not amend its Form 10-K filed for December 31, 2008 or its Form 10-Q filed for March 31, 2009, but will enhance its Form 10-Q and 10-K disclosure in the future, commencing September 30, 2009.
In providing you with this response, we wish to acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. We understand that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Furthermore, we recognize that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact me at (212) 655-2146.

Sincerely,
/s/ Francis M. Colalucci
Francis M. Colalucci
Senior Vice President, Chief Financial Officer and Treasurer
cc: M.H. Lee
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com